APPENDIX A:
INVESTMENT RISKS

YOU CAN'T FIGHT CITY HALL

The City of Ludlow regularly selectively enforces codes against Gourmet Renee. In 2015, when bidding on the same parcel of real estate (parking lot) The Ludlow Fire Dept shut down Gourmet Renee on the day the final and best offers were due. Gourmet Renee LLC then added DBA The Bircus Brewing Co. purchased brewing equipment and registered, as the first brewery with the SEC under Regulation A+. Bircus was created to provide positive community development for nonmillionaires in a struggling time.

In 2017 the day before the final electrical inspection Local Fire Dept and Zoning disconnected the building from the electric grid (The Attorney General of KY turned over the Police Body Camera Footage Police dispatched for 'Squatters in the Building' squatters were the Brewer and Chief Goof-Officer)

When the world reopened after the pandemic, Bircus Brewing Co. raised $250,000 and signed a 2-year lease in Covington after repeated shutdown attempts in 2021 by the City of Ludlow.

More recently in April 2023, The Mayor offered an agreement to develop 66 acres with the caveat Bircus that could host outdoor events for 200 people at the expansion site, at 8 Highway Avenue. Then on the Friday before Mother's Day at 3:45, while hosting an event for an investor arbitrarily and capriciously used zoning to attempt to shut down pizza production. Zoning officials cited "trailers illegal in the zone" while a taco trailer is directly across the street.

#ONEFORALL is the motto and the ethos at Bircus.

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Security is not like that at all. The ability of Bircus Brewing Co. to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

LIMITED SERVICES

Bircus Brewing Co. operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Bircus Brewing Co. competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Bircus Brewing Co.'s core business or the inability to compete successfully against the with other competitors could negatively affect Bircus Brewing Co.'s financial performance.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Bircus Brewing Co.'s management or vote on and/or influence any managerial decisions regarding Bircus Brewing Co.. Furthermore, if the founders or other key personnel of Bircus Brewing Co. were to leave Bircus Brewing Co. or become unable to work, Bircus Brewing Co. (and your investment) could suffer substantially.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Bircus Brewing Co. and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Bircus Brewing Co. is a newly established entity and therefore has no operating history from which forecasts could be projected with.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

THE COMPANY MIGHT NEED MORE CAPITAL

Bircus Brewing Co. might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Bircus Brewing Co. is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

CHANGES IN ECONOMIC CONDITIONS COULD HURT BIRCUS BREWING CO.

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Bircus Brewing Co.'s financial performance or ability to continue to operate. In the event Bircus Brewing Co. ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

LACK OF ONGOING INFORMATION

Bircus Brewing Co. will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Bircus Brewing Co. is allowed to stop providing annual information in certain circumstances.

UNINSURED LOSSES

Although Bircus Brewing Co. will carry some insurance, Bircus Brewing Co. may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Bircus Brewing Co. could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Bircus Brewing Co.'s financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

CONFLICT OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

In many ways, your interests and the interests of Bircus Brewing Co.'s management will coincide: you both want Bircus Brewing Co. to be as successful as possible. However, your interests might be in conflict in other important areas.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If Bircus Brewing Co. needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Bircus Brewing Co. or management), which is responsible for monitoring Bircus Brewing Co.'s compliance with the law. Bircus Brewing Co. will not be required to implement these and other investor protections.

YOU DO HAVE A DOWNSIDE

Conversely, if Bircus Brewing Co. fails to generate enough revenue, you could lose some or all of your money.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of Bircus Brewing Co., and the revenue of

Bircus Brewing Co. can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.